June 13, 2013

VIA EDGAR

U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
Re:	JNL Series Trust (File No. 811-08894) – Registration Statement on Form N-14

Dear Sir or Madam:

    On behalf of JNL Series Trust (the “Trust”), transmitted herewith for filing pursuant to the Securities Act of 1933, as amended (the “1933 Act”), and Regulation C thereunder is a registration statement for the Trust on Form N-14 (the “Registration Statement”).  The Registration Statement includes a Notice of Special Meeting of Shareholders/Members of the JNL/M&G Global Leaders Fund, a series of the Trust, and the JNL/Mellon Capital DowSM Dividend Fund, a portfolio of the JNL Variable Fund LLC (together, the “Acquired Funds”), an Information Statement, a Combined Proxy Statement and Prospectus, a Statement of Additional Information, a Form of Proxy and Voting Instruction Form relating to the special meeting of shareholders/members of the Acquired Funds (the “Meeting”).  The Meeting is being held to request approval of the reorganization of each of the Acquired Funds into certain series of the Trust.

    Pursuant to Rule 488 under the 1933 Act, this Registration Statement will become effective on July 15, 2013.

    This transmission contains a conformed signature page.  The manually signed original of this document is maintained at the offices of the Trust.

    If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9886.

Sincerely,

/s/ Diane E. Ambler

Diane E. Ambler

Enclosure

cc:   Susan S. Rhee
JNL Series Trust